Hughes Hubbard & Reed LLP One Battery Park Plaza New York, New York 10004-1482 Telephone: 212-837-6000 Fax: 212-422-4726 hugheshubbard.com

August 6, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549
Attention:  Perry J. Hindin, Esq.

Re:	Presidential Life Corporation Definitive Additional Materials on Schedule 14A filed August 5, 2010 Filed By Herbert Kurz et al.

Ladies and Gentlemen:

We are counsel to Mr. Herbert Kurz.  Reference is made to the referenced letter filed on August 5, 2010 by Mr. Kurz on behalf of all participants under Schedule 14A as Definitive Additional Materials (the “Letter”).

Reference also is made to the staff’s letter dated August 5, 2010, addressed to the undersigned, containing comments on the Letter, among other matters.  Set forth below seriatim are responses to such staff comments, each of which is repeated before the applicable response.

As a general preliminary note, we note that Mr. Kurz confirms that the Letter, although filed, has not been distributed to any shareholders.  We also note that Mr. Kurz affirms, in the context of Rule 14a-9 as referenced below, that he has a reasonable basis for the statements made in the Letter.  Nonetheless, in light of the staff’s comments, the factual complexity of certain statements made in the Letter and the fact that less than two weeks remain until the applicable annual meeting, then in the interest of speed and conforming to staff concerns the Letter has been revised (the “Revised Letter”) to change certain statements made therein.  Mr. Kurz continues to stand by the statements in the Letter and, as requested, below is his support for such statements, but the Revised Letter is being filed on Schedule 14A prior to distribution and Mr. Kurz will not distribute the Letter to shareholders.

General

1.
We note that you have made statements in your proxy statement and in your soliciting material that appear to directly or indirectly impugn the character, integrity or personal reputation of the Company’s current directors and management, or make charges of illegal, improper or immoral conduct without adequate factual foundation.  The following problematic statements are representative of those that appear in your filing.

Securities and Exchange Commission
August 6, 2010

•
“Please join me in bringing a slate of experienced and highly qualified director to the Board.  The Board I urge you to vote for has solid experience and a proven track record and will reverse the horrible waste frenzy that pervades current operations.”

•	“We will return to an orientation of integrity and profitability and work to make the dividends more secure.”

Please do not use these or similar statements without providing a proper factual foundation for the statements.  In addition, as to matters for which you do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation.  Please note that characterizing a statement as your opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that you express.  Please refer to Note (b) to Rule 14a-9.

Mr. Kurz acknowledges the comment regarding the tone of the Letter and intends not to impugn the character, integrity or personal reputation of the Company’s current directors and management, or make charges of illegal, improper or immoral conduct without adequate factual foundation. Both references in the bullets above have been ‘toned down’ in the Revised Letter.  Mr. Kurz believes that in fact the Company has been wasteful, including by spending by its own account in excess of $4.3 million just in fighting Mr. Kurz’s board nominees during the last year, as well as investigating Mr. Kurz personally.

2.
See our last comment above.  Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists.  Further, refrain from making any insupportable3 statements.  Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure.  We cite the following examples of statements or assertions in your materials, which at a minimum, must be supported on a supplemental basis, or require both supplemental support and recharacterization as statements of belief or opinion.

•
“. . .the Company is earning less than its cost of capital.”  Provide support for such statement and if supportable provide appropriate disclosure to clarify the meaning of this statement, e.g. the period of time to which this relates.

Mr. Kurz believes that the referenced sentence applies during 2009 and the first quarter of this year and that the time frame is thus set forth. He further notes that, at the referenced rates of return on equity, the statement is on its face true when compared with the Company’s cost of capital. Nonetheless, the sentence is revised in the Revised Letter to read as follows: “The GAAP return on equity of 0.44% for 2009 and 1.5% (annualized) for the first quarter of 2010 suggests that the Company may be earning less than its cost of capital.”

Securities and Exchange Commission
August 6, 2010

•
“The Company suffered a loss in Capital and Reserve of almost $100 million this past year.”  We note that counsel has cited to a chart on page 2 of the Company’s annual report entitled “Capital/Surplus/AVR.”  Please provide a reasonably detailed explanation of the chart’s contents and how it supports such disclosure.

As noted, Mr. Kurz has relied on the chart prepared by the Company itself.  The chart is a bar graph showing certain statutory metrics of financial stability and health used in the insurance industry. For a full explanation of these measures, we refer the staff to the Company’s disclosure in its Form 10-K for the fiscal year ended December 31, 2009 (the “2009 10-K”).  Mr. Kurz believes that extensive and complex discussion is a fair presentation thereof and as the staff will see is so extensive as to be unsuitable for this letter. However, to support Mr. Kurz’s referenced sentence, please note the following quote from the 2009 10-K: “For the year ended December 31, 2009, the Insurance Company, had four ratios that fell outside the normal range.  Two ratios, the “Net Change in Capital and Surplus” and the “Gross Change in Capital and Surplus” fell outside of the normal range due to an increase in unrealized losses as well as an increase in the non-admitted portion of the statutory deferred tax asset.”  Mr. Kurz believes this is the kind of ample support that exists for his statement.  Further, the reference to “almost $100 million” is the difference between the chart’s amount of $370.9 million for 2008 and $279.9 million for 2009.

•	“As things are right now, every day that the Company opens its doors to conduct business, shareholder value is destroyed.”

Mr. Kurz acknowledges that this statement, which he believes is true based on the strategic direction of the Company and other financial matters, is probably superfluous and uninformative to readers.  Consequently, it has been deleted from the Revised Letter.

•	“[The Company’s] business plan is not profitable.” Please reconcile this with the Company reporting positive net income for the three and six month periods ended June 30, 2010.

The referenced sentence does not necessarily mean recent results of operations, but as noted the Company’s apparent business plan, which Mr. Kurz knows includes entering into new insurance lines of business. Mr. Kurz believes this digression from the Company’s core competencies and historical business is not a profitable plan. Nonetheless, in light of the comment, the referenced sentence in the Revised Letter reads as follows: “We believe their business plan is not sufficiently profitable.”

Securities and Exchange Commission
August 6, 2010

•
“[The present management] ignore[s] the practice of frugality as evidenced by spending about 5 million dollars (so far) to maintain their jobs and benefits -- with more cash waste to follow.”  Provide support for this figure and the basis for such prediction of future events.

Mr. Kurz supports the statement by noting that the amount includes, for starters, approximately $4.3 million reported by the Company in its filings just for expenses in connection with the consent solicitation ($3.5 million) and projected for this proxy solicitation ($780,0000)  Mr. Kurz believes this is an excessive amount, which does not include the expenses of the new compensation consultants as described in the Company’s filings, which imply that executive salaries will be increased. Further, the reference to “with more cash waste to follow” reasonably may be inferred from the implied increases in salaries, but that reference has been deleted from the Revised Letter.

•	“Compare the market value of Presidential stock owned by all of their directors to their wasteful outlay, $2,000,000 vs. $5,000,000 wasted.” Provide support for both figures.

Mr. Kurz reiterates the statements above.  H further notes that the $2,000,000 figure is derived from the 200,000 shares disclosed as owned by the Company’s directors at the current share price of approximately $10.

•	“. . . we successfully navigated our company from its $6/share original cost to a market value (with stock splits) of $100/share along with a steady stream of dividends.”

Mr. Kurz notes that the foregoing is based on the stock splits since the Company’s initial public offering in 1966 that result in one share therein being 100 shares today, with a current stock price of approximately $10 as compared to the IPO price of $6.  He further notes that he history of dividends is public and factual.

•	“I will reverse the negative trends. . . “ What negative trends are being referred to? Provide support for such statement.

The referenced sentence is generic and includes the foregoing concerns among others, but nonetheless it is replaced by the following sentence in the Revised Letter: “My nominees and I will reverse what we believe is the Company’s current wrong direction and operate in our area of specialization – annuities.”

Each of Mr. Kurz and the other participants acknowledges that:

•	he or she is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission
August 6, 2010

•	he or she may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call the undersigned at 212-837-6770.

Very truly yours,

/s/ Gary J. Simon
   Gary J. Simon